Paul Hastings LLP

55 Second Street, Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

July 27, 2012

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Matthews International Funds -- File Nos. 33-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on June 29, 2012 by Mr. Chad D. Eskildsen of the Securities and Exchange Commission’s (the “Commission”) staff with respect to a general review of the Registrant’s Form N-CSR with respect to the fiscal year ended December 31, 2011, as filed on March 7, 2012, and Post-Effective Amendment No. 52 filed on April 27, 2012.

Those comments are repeated below and organized in the same fashion as presented by Mr. Eskildsen.

1.	Comment: The investment objective for the Matthews Asian Growth and Income Fund is stated in the prospectus as follows: “Long-term capital appreciation. The Fund also seeks to provide some current income.” Because the Fund uses the term “growth” in its name, the investment objective should also include the term “growth.”

Response: The Registrant, rather than modifying its investment objective, will explain under the heading “Principal Investment Strategy” that the Fund seeks to invest in companies with growth potential to achieve the long-term capital appreciation aspect of its investment objective. A sentence similar to the following sentence would be added:

The Fund seeks to invest in companies that have the potential for sustainable growth based on the fundamental characteristics of those companies, including balance sheet information; number of employees; size and stability of cash flow; management’s depth, adaptability and integrity; product lines; marketing strategies; corporate governance; and financial health.

As requested, this change would be made to the next version of the prospectus filed with the Commission as a Rule 497 filing or a Rule 485 post-effective amendment.

2.	Comment: Based on the review by the Commission’s staff of the Form N-CSR mentioned above, the Matthews Pacific Tiger Fund states that it held more than 30% of its total portfolio in the financial sector. Please explain supplementally how the Registrant applies the 25% industry concentration limit to those holdings for this Fund.

Securities and Exchange Commission

July 27, 2012

Response: The financials category used in that annual report represents an economic sector rather than an industry category for purposes of Section 8(b)(1) of the Investment Company Act of 1940, as amended, or the Fund’s investment policy. That financial sector includes several industry categories (based on the MSCI Global Industry Classification Standard or GISC data used by the Registrant’s compliance system) such as commercial banks, asset managers, insurance, and real estate management and development. None of those industrial categories exceeded 25% of the Fund’s total assets on the same date shown by that annual report. The Registrant constantly monitors compliance with that investment policy.

3.	Comment: The Commission’s staff noted that the Matthews Asia Science and Technology Fund compares its performance to the MSCI All Country Asia IT and Telecom Services Index. The Commission’s staff considers that index to be too narrow to constitute a broad-based securities market index for purposes of the instructions to Item 4 of Form N-1A. The Registrant must use a broader index for purposes of its performance comparison in the prospectus for this Fund. The Registrant may retain its current index for that Fund as an additional securities index as permitted by instruction 6 to Item 27(b)(7).

Response: The Registrant does not consider the MSCI All Country Asia IT and Telecom Services Index (the “MSCI Asia Tech Index”) to be a narrow index. Item 4(b)(2)(iii) provides that Registrant should “should show the returns of an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7). . . .” Instruction 5 to Item 27(b)(7) defines “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter. . . .”

The MSCI Asia Tech Index is administered by MSCI, Inc., an entity not affiliated with Registrant, its investment adviser, or principal underwriter. Moreover, the MSCI Asia Tech Index is representative of a material portion of the capitalization of this Fund’s investment universe. The MSCI Asia Tech Index includes 11 countries in Asia and, as of June 30, 2012, included 144 companies, many of which are very large companies engaged in a wide range of technology related businesses such as Samsung, Hitachi and Toshiba. The use of the term “IT” in the name of the index should not imply the index is narrow—that is a broad technology-related category. For example, we identified two global technology funds from large fund companies that use the MSCI World “IT” Index as their primary (and only) index in the prospectus. The terms “IT” and “Telecom” in the MSCI Asia Tech Index cover more than three-fourths of the investment categories listed by this Fund in its principal strategy section. There are no other Asia-specific technology indexes as broad as the MSCI Asia Tech Index. Other technology indexes more broadly include technology companies throughout the world, or more narrowly focus on only one country such as China or Japan. Accordingly, Registrant considers the MSCI Asia Tech Index to be an appropriate broad-based securities market index for purposes of Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) because (i) it is independently administered; (ii) it includes a broad range of companies in the Asian regions; (iii) it includes a broad range of technology, telecommunications and related companies from across the region; (iv) contains a material number of companies of all sizes with a substantial combined market capitalization; and (v) is representative of a material portion of this Fund’s investment universe.

Securities and Exchange Commission

July 27, 2012

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC